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YOU'RE IN! Pharma Movie Investor Waitlist Unlocked!

1 message

Pharma the Movie <[redacted]> Tue, Mar 19, 2024 at 2:24 PM
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To: [redacted]

Pharma

Hi Ashley,

Hundreds of you have requested the opportunity to invest in *Pharma* following the success of our last crowdfund that brought us to a total of over $1.2M towards the production of our feature film. We are continuously amazed by the level of support we receive from you.

Starting today, we will begin accepting reservations for our lightning round. **We are offering a limited number of shares that will only be available until April 29th**. Do not miss out on reserving your spot NOW. **This is a first come, first served opportunity that is not being advertised to the general public at this time.**

RESERVE YOUR SPOT NOW

We are also accepting applications for our lead investor. **If you are interested in being featured as the lead investor for this round**, please reach out to hello@pharmathemovie.com to see if you qualify. The minimum requirement for this role is $5,000. We would love to discuss this opportunity with anyone interested.


Pharma
BASED ON THE INCREDIBLE TRUE STORY OF DR. FRANCES KELSEY
PRODUCERS NEW TEAM MEMBER TBA! · ASHLEY BRATCHER · DORI ZAVALA
EXECUTIVE PRODUCER MARK FINCANNON
INVESTINPHARMA.COM | ASHLEY@SIMPLEJANEFILMS.COM
ACADEMY AWARD WINNING
PREVIOUS WORK
Ray
"A MASTERPIECE"
GARY OLDMAN
DARKEST HOUR
IN CINEMAS JANUARY 12
EDDIE REDMAYNE
FELICITY JONES
THE THEORY OF EVERYTHING
THE PATRIOT

Can you keep a secret? Since our last raise, we've added an incredibly talented, Academy Award winning, team member. *Shh!* We haven't formally announced it but thought you'd think it's as awesome as we do.

Sincerely,

Ashley Bratcher and Dori Zavala
Producers of *PHARMA*

P.S. Please only share this email with those who may seriously consider an investment. As we mentioned, this is an exclusive opportunity for our waitlist.

Pharma the Movie

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Frankie's Story, LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be

received until a Form C is filed and only through Wefunder's platform.
Any indication of interest involves no obligation or commitment of any kind.